16002250

SEC
Mail Processing
Section

MAR 01 2016

Washington DC
413

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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akb

SEC FILE NUMBER
8- 68770

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kayan Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3450 Wilshire Boulevard, Suite 1208
(No. and Street)

Los Angeles, (City) CA (State) 90010 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Yong Soo Kim 213 739-0998
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

2367 Clubhouse Drive (Address) Rocklin (City) CA (State) 95765 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Yong Soo Kim, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kayan Securities, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. **Cash Flows.**
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

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A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 26th day of Feb, 2016

By YONG SOO KIM

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature Samantha Kang (seal)

SAMANTHA KANG
Commission # 2050781
Notary Public - California
Los Angeles County
My Comm. Expires Dec 31, 2017

Elizabeth Tractenberg, CPA
2367 Clubhouse Drive
ROCKLIN, CALIFORNIA 95765
Office 916/259-1666 -- Mobile 310/435-0746 – Fax 323/517-2625

elizabeth@tractenberg.net

PCAOB # 3621

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Kayan Securities, Inc.
Los Angeles, CA 90010-2245

I have audited the accompanying statement of financial condition of Kayan Securities, Inc. (the "Company"), a California corporation, as of December 31, 2015 and the related statements of income (loss), changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Rocklin, CA
February 21, 2016

Kayan Securities, Inc.
Statement of Financial Condition
December 31, 2015

Assets

Cash		$ 9,612
Clearing broker deposit		45,000
Commissions receivable		25,060
Property and Equipment, at cost, net of accumulated depreciation of $8,970		244
Rent deposit		2,748
Total Assets		$ 82,664

Liabilities and Stockholder's Equity

Liabilities		
Accrued expenses		$ 18,726
Total Liabilities		18,726
Stockholder's Equity		
Common stock, $.01 par value, 100,000 shares authorized; 10,967 shares issued and outstanding	$ 110	
Retained earnings (deficit)	63,828	63,938
Total Liabilities and Stockholder's Equity		$ 82,664

See accompanying notes to the financial statements

Kayan Securities, Inc.
Statement of Income
December 31, 2015

Revenues	
Commissions and fees	$ 522,439
Total Revenues	522,439
Direct Costs	
Commission expense	276,381
Clearing expenses	66,691
Total Direct Costs	343,072
Gross Profit	179,367
Expenses	
Depreciation	5,256
Insurance	23,968
Office expense	5,916
Parking	6,900
Professional fees	6,700
Regulatory fees	7,210
Rent	24,730
Salaries and payroll taxes	32,970
Telephone	4,999
All other expenses	10,968
Total Expenses	129,617
Income before provision for income taxes	49,750
Income tax provision	800
Net Income	$ 48,950

See accompanying notes to the financial statements

Kayan Securities, Inc.
Statement of Changes in Stockholder's Equity
December 31, 2015

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2014	10,967	$ 110	$ 20,965	$ 35,213	$ 56,288
Net Income				48,950	48,950
Capital Distribution			(20,965)	(20,335)	(41,300)
Balance, December 31, 2015	10,967	$ 110	$ 0	$ 63,828	$ 63,938

See accompanying notes to the financial statements

Kayan Securities, Inc.
Statement of Cash Flows
December 31, 2015

Cash Flows from Operating Activities:	
Net income	$ 48,950
Depreciation and amortization	5,256
Changes in operating assets and liabilities:	
Commissions receivable	6,349
Rent deposit	(1,436)
Other assets	1,191
Accounts payable	(12,273)
Net Cash Provided by Operating Activities	48,037
Cash Flows for Investing Activities:	
Property and equipment	(5,000)
Cash Flows from Investing Activities	(5,000)
Cash Flows from Financing Activities:	
Capital distribution	(41,300)
Cash Flows from Financing Activities	(41,300)
Net increase in cash	1,737
Cash - beginning of the year	7,875
Cash - year end	$ 9,612
Supplemental Cash Flow Information	
Cash paid for interest	$ -
Cash paid for income tax	$ 800

See accompanying notes to the financial statements

Kayan Securities, Inc.
Notes to Financial Statements
December 31, 2015

Note 1 – Organization and Nature of Business

Kayan Securities, Inc. (the Company) was incorporated on July 22, 2009. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Broker or dealer retailing corporate equity securities over-the-counter
- Broker or dealer selling corporate debt securities
- Underwriter or selling group participant (corporate securities other than mutual funds
- Mutual fund retailer
- U.S. government securities broker
- Broker or dealer selling variable life insurance or annuities
- Put and call broker or dealer or option writer
- Non-exchange member arranging for transactions in listed securities by exchange member
- Private placements of securities
- Broker or dealer selling tax shelters or limited partnerships in primary distributions
- Broker or dealer selling tax shelters or limited partnerships in the secondary market

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k) (2) (ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions - Commissions income and related clearing expenses are recorded on a trade-date basis as securities transactions occur

Note 2 – Significant Accounting Policies (continued)

Income Taxes - The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code and comparable State of California statutes wherein the Company's taxable federal and state income is taxed directly to the shareholder. Additionally, the state of California imposes a 1.5% state franchise tax on the corporation's taxable income.
The tax returns are prepared on a cash basis, however no deferred taxes are reported as the impact on the financial statements are not material.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2012 to the present, generally for three years after they are filed.

Depreciation - Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Note 3 - Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Note 3 - Fair Value (continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2015.

Fair Value Measurements on a Recurring Basis
As of December 31, 2015

Assets	Level 1	Level 2	Level 3	Total
Cash	$ 9,612	-	-	$ 9,612
Clearing broker deposit	45,000	-	-	45,000
Total	$54,612	-	-	$54,612

Note 4 – Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2015, consist of the following:

	Receivable	Payable
Fees and commissions receivable/payable	$ 25,060	$ 0

Note 5 – Clearing Broker Deposit

The Company has an agreement with a clearing broker which requires a minimum deposit of $50,000. But during September 2012, the Company withdrew $5,000 under the permission of the clearing broker.

Note 6 – Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 7 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Company had net capital of $60,946 which was $55,946 in excess of its required net capital of $5,000. The Company's net capital ratio was .31 to 1.

Note 8 – Income Taxes

As discussed in Note 2 - Significant Accounting Policies, the company is subject to a 1.5% tax on net income over the minimum tax of $800. At December 31, 2015, the Company recorded the minimum franchise tax of $800.

Note 9 – Exemption from the SEC Rule 15c3-3

The Company is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Note 10 – Operating Lease Commitments

On December 14, 2010, the Company entered into a lease for office space under a non-Cancellable operating lease. The lease has been relocated and extended for forty three months, commencing on May 1, 2015 and terminating on November 30, 2018.
At December 31, 2015, future minimum lease payments under this agreement were as follows:

2016	$ 30,496
2017	$ 31,559
2018	$ 29,875
	$ 91,930

Rent expense for the year ended December 31, 2015 was $24.730.

Note 11 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2015 through February 21, 2016, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosures.

Kayan Securities, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
December 31, 2015

Computation of Net Capital	
Total stockholder's equity from statement of financial condition	$ 63,938
Nonallowable assets:	
Property and Equipment, net of accumulated depreciation	(244)
Rent deposit	(2,748)
Net Capital	$ 60,946
Computation of Net Capital Requirements	
Minimum net aggregate indebtedness - 6.67% of net aggregate indebtedness	$ 1,248
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
Excess Capital	$ 55,946
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 59,073
Computation of Aggregate Indebtedness	
Total liabilities	$ 18,726
Aggregate indebtedness to net capital	0.31

Reconciliation
The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital Per Company's Computation	$ 60,946
Variance	-
Net Capital Per Audited Report	$ 60,946

See accompanying notes to the financial statements

Kayan Securities, Inc.
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2015

A computation of reserve requirement is not applicable to Kayan Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

Kayan Securities, Inc.
Schedule III – Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of December 31, 2015

Information relating to possession or control requirements is not applicable to Kayan Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

Elizabeth Tractenberg, CPA
2367 Clubhouse Drive
ROCKLIN, CALIFORNIA 95765
Office 916/259-1666 -- Mobile 310/435-0746 – Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Registered Public Accounting Firm – Exemption Report

To the Board of Directors
Kayan Securities, Inc.

I have reviewed management's statements, included in the accompanying Kayan Securities, Inc. (the "Company") Exemption Report in which (1) the Company identified the following provisions of 17C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: ((k) (2) (ii)) (the "exemption provisions") from January 1, 2015 to December 31, 2015, and (2) the Company stated that they met the identified exemption provisions from January 1, 2015 to December 31, 2015 (the Company's fiscal year end) without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 for the periods noted in paragraph 1 above other than the comment brought up by FINRA during their examination that the review of the exemption report should be initialed by the designated principal .

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Rocklin, CA
February 21, 2016

Kayan Securities, Inc.

Member FINRA SIPC

3450 Wilshire Blvd., Ste. 1208 • Los Angeles, CA 90010 • (T) (213) 739-0998 (F) (213) 739-2686

December 31, 2015

Elizabeth Tractenberg, CPA

2367 Clubhouse Drive

Rocklin, CA 95765

Re: SEA Rule 17a-5(d)(4) Exemption Report

Dear Ms. Tractenberg:

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

Kayan Securities Inc met the Section 204, 15c3-3(k)(2)(ii) exemption for the period January 1, 2015 to December 31, 2015.

Sincerely,

Yong Soo Kim

President

Elizabeth Tractenberg, CPA
2367 Clubhouse Drive
ROCKLIN, CALIFORNIA 95765
Office 916/259-1666 -- Mobile 310/435-0746 – Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Part II
Independent Accountant's Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)

To the Board of Directors
Kayan Securities, Inc.
Los Angeles, CA 90010

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Kayan Securities, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, (copy of check number 733, dated July 21, 2015 for $526), noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (Statement of Income and FOCUS Reports), noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (Statement of Income and FOCUS Reports) supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences. (Not applicable)

I was not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Rocklin, California
February 21, 2016